 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

March 26,2010

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: March 26, 2010

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary

Smith & Nephew plc (the "Company")

Annual Financial Report

The following documents have today been posted or otherwise made available to shareholders:

1.             2009 Annual Report

2.             Notice of 2010 Annual General Meeting

3.             Form of Proxy for the 2010 Annual General Meeting

In accordance with Listing Rule 9.6.1 two copies of each of the above documents have been sent to the UK Listing Authority and will be available for viewing shortly at the Document Viewing Facility which is located at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London  E14 5HS.

The documents are also available on the Company's website at www.smith-nephew.com/investorsand in hard copy to shareholders and ADS holders upon request to Investor Relations, Smith & Nephew plc, 15 Adam Street, London  WC2N 6LA.

The Notice of Annual General Meeting includes a resolution to adopt new articles of association with effect from the conclusion of the meeting and in accordance with Disclosure and Transparency Rule 6.1.2 two copies of the draft articles of association have been forwarded the Financial Services Authority.  In addition a copy of the new articles highlighting the amendments is available at the Company's registered office:  15 Adam Street, London  WC2N 6LA.

Compliance with Disclosure and Transparency Rule 6.3.5 ("DTR 6.3.5") - Extracts from the 2009 Annual Report

The information below, which is extracted from the 2009 Annual Report, is included solely for the purpose of complying with DTR 6.3.5 and the requirements it imposes on how to make public Annual Financial Reports.  It should be read in conjunction with the Company's Preliminary Announcement issued on 11 February 2010 (available at www.smith-nephew.com/investors).  Together these constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service.  This material is not a substitute for reading the full 2009 Annual Report.  All page numbers and cross-references in the extracted information below refer to page numbers in the 2009 Annual Report.

The information contained in this announcement and in the Preliminary Announcement does not constitute the Group's statutory accounts, but is derived from those statutory accounts.  The statutory accounts for the year ended 31 December 2009 have been approved by the Board and will be delivered to the Registrar of Companies following the Company's AGM.  The auditors have reported on those statutory accounts and their report was unqualified, with no matters by way of emphasis, and did not contain statements under Section 498(2) of the Companies Act 2006 (regarding adequacy of accounting records and returns) or under Section 498(3) of the Companies Act 2006 (regarding provision of necessary information and explanations).

Appendix A - Risk factors

The principal risk and uncertainties relating to the Company are set on pages 20 to 23 of the 2009 Annual Report.  The following information is extracted in unedited full text from the 2009 Annual Report:

There are risks and uncertainties related to Smith & Nephew's business.  The factors listed below could cause the Group's financial condition or results of operations to differ materially from expected and historical levels.  Factors not listed here, that Smith & Nephew cannot presently identify or does not believe to be equally significant, could also adversely affect Smith & Nephew's business.

Currency Fluctuations

The Group uses the US Dollar as its reporting currency and the US Dollar is the functional currency of Smith & Nephew plc.  In 2009, 44% (2008 - 44%) of Group revenue arose in the US, 27% (2008 - 28%) in Continental Europe, 21% (2008 - 20%) in Africa, Asia, Australia, Canada, New Zealand and Latin America, and 8% (2008 - 8%) in the UK.  During 2009, fluctuations in the exchange rates used to translate the financial statements of operations outside the US into US Dollars had the effect of decreasing Group revenue by 3% (2008 - increasing Group revenue by 2%).

The Group's manufacturing cost base is situated principally in the US, the UK and Switzerland from where finished products are exported to the Group's selling operations worldwide.  Thus, the Group is exposed to fluctuations in exchange rates between the US Dollar, Sterling and Swiss Franc and the currencies of the Group's selling operations, particularly the Euro, Australian Dollar and Japanese Yen.  If the US Dollar, Sterling or Swiss Franc should strengthen against the Euro, Australian Dollar and the Japanese Yen, the Group's trading margin would be adversely affected.

In 2009, the Group managed $1bn of foreign currency transactions by using forward foreign exchange contracts, of which the major transaction flows are from Euros into US Dollars and Sterling.  The Group's policy is for firm commitments to be fully covered and forecast transactions to be covered between 50% and 90% for up to one year.

Assuming the Group had not transacted forward foreign exchange contracts and ignoring the delays in recognition of exchange rate movements due to inventory-holding periods:

·      If the Euro were to have weakened on average over the year by 10% against all other currencies, Smith & Nephew's profit before taxation in 2009 would have decreased by an estimated $43m (2008 - decreased by an estimated $45m) on account of transactional and translational movements;

·      If the US Dollar were to have weakened on average over the year by 10% against all other currencies, profit before taxation in 2009 would have increased by an estimated $70m (2008 - increased by an estimated $51m).

Dependence on Government and Other Funding

In most markets throughout the world, expenditure on medical devices is ultimately controlled to a large extent by governments.  Funds may be made available or withdrawn from healthcare budgets depending on government policy.  The Group is therefore largely dependent on future governments providing increased funds commensurate with the increased demand arising from demographic trends.

Pricing of the Group's products is governed in most major markets largely by governmental reimbursement authorities.  Initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation, excise taxes and competitive pricing, are ongoing in markets where the Group has operations.  This control may be exercised by determining prices for an individual product or for an entire procedure.  The Group is exposed to changes in reimbursement policy, tax policy and pricing which may have an adverse impact on sales and operating profit.  Currently health care reform legislation is under consideration in the US that would impose a significant tax on medical device manufacturers.  There may be an increased risk of adverse changes to government funding policies arising from the deterioration in macro-economic conditions in some of the Group's markets.

The Group must adhere to the rules laid down by government agencies that fund or regulate health care, including extensive and complex rules in the US.  Failure to do so could result in fines or loss of future funding.

World Economic Conditions

Demand for the Group's products is driven by demographic trends, including the ageing population and the incidence of osteoporosis and obesity.  Supply of, use of and payment for the Group's products is influenced by world economic conditions which could place increased pressure on demand and pricing, adversely impacting the Group's ability to deliver revenue and margin growth.  The conditions could favour larger, better capitalised groups, with higher market shares and margins.  As a consequence, the Group's prosperity is linked to general economic conditions and there is a risk of deterioration of the Group's performance and finances during the current macro-economic events.

In 2009, deteriorating economic conditions worldwide created several challenges for the Group, including deferrals of joint replacement procedures, heightened pricing pressures and significant declines in capital equipment expenditures at hospitals.  These factors tempered the overall growth of the Group's global markets and may continue to impact growth in the future.

Stock Market Valuations

As a growth industry, medical device companies have higher stock market valuations than many other industrial companies.  If market conditions change, other companies in its sector fail to perform, or if the Group is perceived to be performing less well than the sector, then the share price of the Group may be adversely affected.

Political Uncertainties

The Group has operations in 32 countries.  Political upheaval in some of those countries or in surrounding regions may impact the Group's results of operations.  Political changes in a country could prevent the Group from receiving remittances of profit from a member of the Group located in that country or from selling its investments in that country.  Furthermore, legislative measures in a country could result in changes in tariffs, import quotas or taxation that could adversely affect the Group's turnover and operating profit.  Terrorist activities and ongoing global political uncertainties could adversely impact the Group.

Highly Competitive Markets

The Group's business units compete across a diverse range of geographic and product markets.  Each market in which the business units operate contain a number of different competitors, including specialised and international corporations.  Significant product innovations, technical advances or the intensification of price competition by competitors could adversely affect the Group's operating results.  Some of these competitors may have greater financial, marketing and other resources than Smith & Nephew.  These competitors may be able to initiate technological advances in the field, deliver products on more attractive terms, more aggressively market their products or invest larger amounts of capital and research and development into their businesses.

There is a possibility of further consolidation of companies, which could adversely affect the Group's ability to compete with larger companies due to insufficient financial resources.  If any of the Group's businesses were to lose market share or achieve lower than expected sales growth, there could be a disproportionate adverse impact on the Group's share price and its strategic options.

Competition exists among healthcare providers to gain patients on the basis of quality, service and price.  There has been some consolidation in the Group's customer base, as well as among the Group's competitors, and these trends are expected to continue long term.  Increased competition and unanticipated unanticipated actions by competitors or customers could lead to downward pressure on prices and/or a decline in market share in any of the Group's business areas, which would adversely affect Smith & Nephew's results of operations and hinder its growth potential.

Product Liability Claims and Loss of Reputation

The development, manufacture and sale of medical devices entail risk of product liability claims or recalls.  Design and manufacturing defects with respect to products sold by the Group or by companies it has acquired could damage, or impair the repair of, body functions.  The Group may become subject to liability, which could be substantial, because of actual or alleged defects in its products. In addition, product defects could lead to the need to recall from the market existing products, which may be costly and harmful to the Group's reputation.

There can be no assurance that customers, particularly in the US, the Group's largest geographical market, will not bring product liability or related claims that would have a material adverse effect on the Group's financial position or results of operations in the future, or that the Group will be able to resolve such claims within insurance limits.

Regulatory Compliance in the Healthcare Industry

Business practices in the healthcare industry are subject to regulation and review by various government authorities.  In general, the trend in many countries in which the Group does business is towards higher expectations and increased enforcement activity by governmental authorities.  While the Group is committed to doing business with integrity and welcomes the trend to higher standards in the healthcare industry, the Group and other companies in the industry have been subject to investigations and other enforcement activity that have incurred and may continue to incur significant expense.  See "Legal Proceedings".

The Group has committed to ensuring the rigorous application of its Compliance Programme worldwide.  In order to achieve this, management has made changes to existing corporate structures and introduced additional standards and procedures, including safeguards with respect to the sale of Group products through distributors, sales representatives and other third parties.  As the Group continues to enhance its compliance programs globally, it is possible that operations in some regions may be disrupted.

Regulatory Approvals and Controls

The medical device industry is highly regulated.  Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development.  The Group is required to comply with a wide range of regulatory controls over the manufacturing, testing, distribution, marketing and sale of its products, particularly in the US, China and Europe.  Such controls have become increasingly demanding and costly to comply with and management believes that this trend will continue.  At any time, the Group is awaiting a number of regulatory approvals which, if not received, could adversely affect results of operations.  Regulatory approval of new products and new materials is required in most countries in which the Group operates, although a single approval may be obtained for all countries within the European Union.  Regulatory approval of new products may entail a lengthy process, particularly if materials are employed which have not previously been used in similar products.  In the US, the 510(k) process by which many of the Group's products are cleared for sale may be revised in ways that could lead to delays or increased costs. See "Regulation".

Failure to comply with these regulatory requirements could have a number of adverse consequences, including withdrawal of approval to sell a product in a country, temporary closure of a manufacturing facility, fines and potential damage to company reputation.

Proprietary Rights and Patents

Due to the technological nature of medical devices, the Group is subject to the potential for patent infringement claims. Smith & Nephew attempts to protect its intellectual property and regularly opposes third party patents and trademarks where appropriate in those areas that might conflict with the Group's business interests.  If Smith & Nephew fails to enforce its intellectual property rights successfully, its competitive position could suffer, which could harm its results of operations.

Claims asserted by third parties regarding infringement of their intellectual property rights, if successful, could require the Group to expend time and significant resources to pay damages, develop non-infringing products or to obtain licences to the products which are the subject of such litigation, thereby affecting the Group's growth and profitability.

Continual Development and Introduction of New Products

The medical devices industry has a rapid rate of new product introduction.  In order to remain competitive, each of the Group's business units must continue to develop innovative products that satisfy customer needs and preferences or provide cost or other advantages.  Developing new products is a costly, lengthy and uncertain process.  A potential product may not be brought to market for any number of reasons, including failure to work optimally, failure to receive regulatory approval, failure to be cost-competitive, infringement of patents or other intellectual property rights and changes in consumer demand.  The Group's products and technologies are also subject to marketing attack by competitors.  Furthermore, new products that are developed and marketed by the Group's competitors may affect price levels in the various markets in which the Group's business units operate.  If the Group's new products do not remain competitive with those of competitors, the Group's sales revenue could decline.

There is a risk that a major disruptive technology could be introduced into one or more of the Group's markets and adversely affect its ability to achieve business plans and targets.

Manufacturing and Supply

The Group's manufacturing production is concentrated at 11 main facilities in Memphis, Tennessee, Mansfield, Massachusetts and Oklahoma City, Oklahoma in the US, Hull, Warwick and Gilberdyke in the UK, Aarau in Switzerland, Tüttlingen in Germany, Alberta in Canada and Suzhou and Beijing in China.  If major physical disruption took place at any of these sites, it would adversely affect the results of operations.  Physical loss and consequential loss insurance is carried to cover such risks but is subject to limits and deductibles and may not be sufficient to cover catastrophic loss.

Management of orthopaedic inventory is complex, particularly forecasting and production planning.  There is a risk that failures in operational execution could lead to excess inventory or individual product shortages.

Each of the business units is reliant on certain key suppliers of raw materials, components, finished products and packaging materials.  These suppliers must provide the materials and perform the activities to the Group's standard of quality requirements.  If any of these suppliers is unable to meet the Group's needs, compromises on standards of quality or substantially increases its prices, Smith & Nephew would need to seek alternative suppliers.  There can be no assurance that alternative suppliers would provide the necessary raw materials on favourable or cost-effective terms at the desired quality.  Consequently, the Group may be forced to pay higher prices to obtain raw materials, which it may not be able to pass on to its customers in the form of increased prices for its finished products. In addition, some of the raw materials used may become unavailable, and there can be no assurance that the Group will be able to obtain suitable and cost-effective substitutes.  Any interruption of supply caused by these or other factors could negatively impact Smith & Nephew's revenue and operating profit.

The Group is in the process of outsourcing to third parties or relocating to lower cost countries certain of its manufacturing processes. As a result of these transfers, there is a risk of disruption to supply.

Attracting and Retaining Key Personnel

The Group's continued development depends on its ability to hire and retain highly skilled personnel with particular expertise.  This is critical, particularly in general management, research, new product development and in the sales forces.  If Smith & Nephew is unable to retain key personnel in general management, research and new product development or if its largest sales forces suffer disruption or upheaval, its sales and operating profit would be adversely affected.  Additionally, if the Group is unable to recruit, hire, develop and retain a talented, competitive workforce, it may not be able to meet its strategic business objectives.

Failure to Make Successful Acquisitions

A key element of the Group's strategy for continued growth is to make strategic acquisitions or alliances to complement its existing businesses.  Failure to identify appropriate acquisition targets or failure to integrate them successfully would have an adverse impact on the Group's competitive position and profitability.  In addition, the contraction of available global capital may make financing less attainable or more expensive and could result in the Group failing in its strategic aim of growth by acquisition or alliance.

Other Risk Factors

The Board considers that Smith & Nephew is subject to a number of other risks which are common to most global medical technology groups and which are reviewed as part of its risk management process.

In the financial area these include interest rate volatility, share price volatility, challenges by taxation authorities, failures in reporting and internal financial controls and uninsured losses.

Adverse events in the areas of corporate social responsibility could also adversely impact Group operating results.

Appendix B - Directors Responsibility Statement pursuant to Disclosure and Transparency Rule 4

The following statement is extracted from page 77 of the 2009 Annual Report and is repeated here for the purposes of compliance with DTR 6.3.5.  This statement relates solely to the 2009 Annual Report and is not connected to the extracted information set out in this announcement or the Preliminary Announcement.

The directors confirm that, to the best of each person's knowledge:

·      the Group accounts in this report, which have been prepared in accordance with IFRS as adopted by the European Union and those parts of the Companies Act 2006 applicable to companies reporting under IFRS, give a true and fair view of the assets, liabilities, financial position and profit of the Group taken as a whole;

·      the Parent Company accounts in this report, which have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice and the Companies Act 2006, give a true and fair view of the assets, liabilities, financial position and profit of the Parent Company; and

·      the "Business Review, Liquidity and Prospects" contained in the accounts includes a fair review of the development and performance of the business and the financial position of the Parent Company and the Group taken as a whole, together with a description of the principal risks and uncertainties that they face.

Appendix C - Related Party Transactions

During the period 1 January 2010 to 18 March 2010, there were no transactions, loans, or proposed transactions between the Company and any related parties which were material to either the Company or the related party, or which were unusual in their nature or conditions (see also Note 36 to the 2009 Annual Report on page 135).

Susan Henderson

Company Secretary

Smith & Nephew plc

26 March 2010